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STEPHEN J. CZARNIK, ESQ.
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                                             January 11, 2006


VIA TELECOPIER (202) 772-9206
-----------------------------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:    Mr. David Link
              Mr. S. Thomas Kluck II
              Division of Corporation Finance

         RE:  SONOMA COLLEGE, INC.
              REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Dear Messrs. Link and Kluck:

         As we discussed with Mr. Kluck, I am submitting this letter, on behalf of Sonoma College, Inc., in response to the comment letter of the staff of the Securities and Exchange Commission (the "COMMISSION"), dated January 9, 2006, regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 7, dated December 9, 2005 for a preliminary review of our responses.

         This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ON PLAN OF OPERATION PAGE 41

1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT SEVEN AND WE REISSUE THE COMMENT. IT IS UNCLEAR FROM YOUR RESPONSE WHICH NUMBERS IN EARLIER AMENDMENTS WERE INCORRECT - PLEASE REVISE TO ADDRESS THE COMPANY'S REDUCTION IN EMPLOYEES FROM 73 EMPLOYEES TO 51 EMPLOYEES AND THE REDUCTION IN FULL-TIME FACULTY FROM 8 TO 6 MEMBERS WITH A REDUCTION IN PART-TIME FACULTY FROM 36 TO 29 MEMBERS.

As we discussed, certain of the numbers with respect to employees and faculty provided on earlier amendments of the prospectus were incorrect and the corrected number do not set forth material reductions. However, we have revised the prospectus to clarify the number of Sonoma's employees and faculty as follows:

Page 39 of the prospectus has been revised as follows (the revisions have been marked):

         "ADMINISTRATION AND EMPLOYEES

         Our school is managed by a Chief Operating Officer and has a staff that includes program directors, an on-line technical coordinator, a registrar, accounting and administrative representatives, financial aid officers, and other professionals. AS OF SEPTEMBER 30, 2005, we employED 51 employees, 19 regular full-time employees and 32 part-time employees including faculty. None of our employees are represented by a union and there are no collective bargaining agreements in place. We believe that our relationship with our employees is satisfactory. "

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 2 of 11



In addition, Page 42 of the prospectus has been revised as follows (the revisions have been marked):

         "Revenues fluctuate as a result of seasonal variations in our business and due to capacity and scheduling limitations. These factors impact student population, which varies as a result of new student enrollments and student attrition. Historically, we have had lower student enrollments in the 1st quarter of our fiscal year (July-August-September) compared to the remainder of the year. This is due to fewer scheduled enrollments during the months of June, July and August. In addition, as our programs vary in length generally from 5 to 21 months, this impacts the scheduling of new starts in some programs. Except for part time faculty costs, expenses remain relatively fixed, however, and do not vary as significantly as student population and tuition revenues.

         In general, the staffing has increased with student population and the growing diversity of our program offerings, including the introduction of consortium programs and business activities. As of September 30, 2005, we had 51 employees (6 full-time faculty, 29 part-time and adjunct faculty, 13 full time administrative and financial staff and 3 part-time administrative staff). As of June 30, 2005 we had 45 employees (6 full-time faculty, 26 part-time and adjunct faculty, 9 full time administrative and financial staff and 4 part-time administrative staff). As of March 31, 2005 we had 56 employees (8 full-time faculty, 31 part-time and adjunct faculty, 12 full-time administrative and financial staff and 5 part-time administrative staff). As of December 31, 2004 we had 55 employees (8 full-time faculty, 28 part-time and adjunct faculty, 11 full-time administrative and financial staff and 8 part-time administrative staff). As of September 30, 2004 we had 37 employees (7 full-time faculty, 19 part-time and adjunct faculty, 9 full-time administrative and financial staff and 2 part-time administrative staff). The increase in staff as of September 30, 2005 was based upon management's assessment that stronger staffing levels were required for processing of enrollment and financial aid programs administration and improved financial controls. Part-time adjunct faculty increased as of September 30, 2005 as compared to June 30, 2005 because of an increase in the number and diversity of courses offered in the fall semester as compared to the summer time programs, including staff necessary to support the consortium program. We experienced a decline in the quarter ended June 30, 2005 in full-time faculty as a result of the Dr. Stalcup's departure and the departure of a faculty member whose principal activities included program development, which activities were completed. Part-time adjunct faculty declined at June 2005 because of normal seasonal fluctuations, as discussed above. Administrative staff declined as of June 30, 2005 as compared to March 31,2005 because we were in the process of replacing a financial aid officer and an admissions officer. The increase in part-time and adjunct faculty as of December 31, 2004 as compared to September 30, 2004 reflects the large increase in student population for those periods, as indicated above.

         We expect quarterly fluctuations in operating results to continue as a result of enrollment patterns, capacity and scheduling limitations. Such patterns may change, however, as a result of acquisitions, new school openings, increased capacity and new program introductions. The operating results for any quarter are not necessarily indicative of the results for any future period. "

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 3 of 11



PART II

RECENT SALES OF UNREGISTERED SECURITIES

2. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 13 AND WE REISSUE THE COMMENT. WE WERE UNABLE TO FIND THE AGREEMENT WITH THE AMENDMENT. PLEASE PROVIDE US WITH A COPY OF THE AGREEMENT BETWEEN SONOMA COLLEGE AND MR. LANDIN CONCERNING THE ISSUANCE OF THE 156,250 SHARES. WE MAY HAVE FURTHER COMMENT.

We will include a copy of a letter agreement by and between Sonoma and Mr. Landin with respect to the issuance of the 156,250 shares of common stock of Sonoma as Exhibit 10.25 to the prospectus upon the filing of Amendment No. 8.

3. WE NOTE YOUR RESPONSE TO COMMENT 14 AND THE CHANGES MADE IN THE "RECENT SALES OF UNREGISTERED SECURITIES" SECTION. FOR EACH OF THE PRIVATE PLACEMENT OFFERINGS YOU MUST INDICATE ALL THE FACTS SUPPORTING THE AVAILABILITY OF THE EXEMPTION FROM REGISTRATION CONTAINED IN SECTION 4(2) OF THE SECURITIES ACT OF 1933. WE MAY HAVE ADDITIONAL COMMENT.

We have revised the prospectus to indicate all of the facts supporting the availability of the exemption from registration contained in Section 4(2) of the Securities Act of 1933 as follows:

Pages II-2 and II-3 of the prospectus have been revised as follows (the revisions have been marked):

         "ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is information regarding the issuance and sales of our securities without registration for the past three (3) years from the date of this Registration Statement. No such sales involved the use of an underwriter, no advertising or public solicitation were involved, the securities bear a restrictive legend and no commissions were paid in connection with the sale of any securities.

         o On April 28, 2004, the shareholders and the Board of Directors authorized and effected a 102,740.268-for-one forward stock split.

         o In the period April 12, 2004 through August 5, 2004, we issued 8,385,416 shares of our common stock for an aggregate amount of $795,000 before costs to 33 accredited investors. As of August 5, 2004, all of the proceeds from the offering commencing April 12, 2004 has been received by us. These transactions were exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933. At the time of the offering, we were not: (i) subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act'; (ii) an investment company; or (iii) a development stage company. In addition, the integration of each offering within a twelve month period did not exceed $1,000,000.

         o On September 1, 2004, we issued 750,000 shares of our common stock to 56 shareholders of MW Asia, Inc., a Nevada corporation, pursuant to the terms of a Merger Agreement by and between, MW Asia, Inc., Sonoma College Acquisition, Inc., a wholly owned subsidiary of Sonoma, and Sonoma wherein MW Asia, Inc. was merged into Sonoma College Acquisition, Inc. The merger was authorized by written consent of a majority of the shareholders of MW Asia (one shareholder). The shares issued to the shareholders of MW Asia were valued at $0.022 per share or $16,500 in the aggregate. The merger was consummated in contemplation of a reverse merger with the surviving company being MW Asia, Inc. as certain of its securities were publicly tradable, pursuant to an order of the U.S. Federal Bankruptcy Court and Section 3(a)(7) of the Securities Act of 1933. These plans were subsequently abandoned by management. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as the integration of the April 12, 2004

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 4 of 11



         private offering and the MW Asia issuances ($795,000; $16,500; and $15,000) do not exceed $1,000,000 and each issuance fully complied with the requirements set forth in Rule 504. At the time of the offering, we were not: (i) subject to the reporting requirements of Section 13 or 15(d) of the exchange act'; (ii) an investment company; or (iii) a development stage company. In addition, the integration of each offering within a twelve month period did not exceed $1,000,000.

         o In November 2004, David H. Weaver, Ph.D., Chief Financial Officer and a Member of the Board of Directors of Sonoma College, lent Sonoma College $100,000 pursuant to a promissory note. The terms of the promissory note provide that the principal accrues interest at a rate of seven percent (7%) per annum. In addition, the note is payable upon the demand of Mr. Weaver. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that:

         No commissions were paid for the issuance of such security;

         The issuance of such security by Sonoma College did not involve a "public offering";

         The purchaser of such security was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since Mr. Weaver agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         o On November 21, 2004, Sonoma agreed to issue 156,250 shares of its common stock at $.096 per share for $15,000 to a consultant, Myron Landin, in exchange for financial and accounting services rendered in the preparation of Form SB-2. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 BY REASON THAT:

         No commissions were paid for the issuance of such security;

         The issuance of such security by Sonoma College did not involve a "public offering";

         The purchaser of such security was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since Mr. Landin agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 5 of 11


         o In March 2005, an individual advanced Sonoma College $150,000 pursuant to a short term note payable which is due September 1, 2005 and bears interest at 7.5%. The note was paid in full by Sonoma College in September 2005. The noteholder also received a warrant to purchase 40,000 shares of common stock of Sonoma at $1.00 per share. The Warrant expires on September 1, 2010. The fair value of the warrant was determined to be immaterial utilizing the Black-Scholes option-pricing model with the following assumptions: 75% volatility, five-year expected life, risk-free interest rate of 2.91% and a dividend yield ratio of 0%. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that:

         No commissions were paid for the issuance of such security;

         The issuance of such security by Sonoma College did not involve a "public offering";

         The purchaser of such security was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since the noteholder agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         Sonoma has relied on Section 4(2) of the Securities Act of 1933 for the offerings to Mr. Weaver, Mr. Landin and the noteholder as set forth above. The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates
         Section 5 of the Securities Act of 1933.


         We do not believe that our issuance of these securities constitutes a violation of Section 5 of the Securities Act of 1933. However, if these issuances were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the options sold to these purchasers at their original purchase price (respectively), plus statutory interest from the date of purchase, for a period of one year following the date of the violation. As of the date of this registration statement, the fair value of these warrants was determined to be immaterial utilizing the Black-Scholes option pricing model.


         o In March 2005, Charles D. Newman, Chief Executive Officer, Executive President and Chairman of the Board of Directors of Sonoma College, lent Sonoma College $119,000 pursuant to a promissory note. The terms of the promissory note provide that the principal accrues interest at a rate of seven percent (7%) per annum. In addition, the note is payable upon the demand of Mr. Newman. In May and June 2005, Mr. Newman advanced an additional $219,000 to Sonoma under identical terms and conditions as described in the preceding sentence. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that:

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 6 of 11



         No commissions were paid for the issuance of such security;

         The issuance of such security by Sonoma College did not involve a "public offering";

         The purchaser of security was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since Mr. Newman agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         o In March 2005, Joseph S. Keats, Chief Operating Officer, Vice President of Business Development and a Member of the Board of Directors of Sonoma College, lent Sonoma College $68,891 pursuant to a promissory note. The terms of the promissory note provide that the principal accrues interest at a rate of seven percent (7%) per annum. In addition, the note is payable upon the demand of Mr. Keats. Additionally, in April 2005, Joseph S. Keats, lent Sonoma College $122,000 pursuant to a promissory note. The terms of the promissory note provide that the principal accrues interest at a rate of seven percent (7%) per annum. In addition, the note is payable upon the demand of Mr. Keats. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that:

         No commissions were paid for the issuance of such security;


         The issuance of such security by Sonoma College did not involve a "public offering";

         The purchaser of such security was a sophisticated and accredited investor;


         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since Mr. Keats agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         Sonoma has relied on Section 4(2) of the securities act of 1933 for the offerings to Mr. Newman and Mr. Keats as set forth above. The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates section 5 of the Securities Act of 1933.

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 7 of 11


         We do not believe that our issuance of these securities constitutes a violation of Section 5 of the Securities Act of 1933. However, if these issuances were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the options sold to these purchasers at their original purchase price (respectively), plus statutory interest from the date of purchase, for a period of one year following the date of the violation.


         o In April 2005, Sonoma College granted options to 30 persons to purchase, in the aggregate, 2,570,000 shares of common stock of Sonoma College at an exercise price of $0.50 per share pursuant to the Sonoma College 2004 Stock Option Plan. Each option expires on their respective third anniversary and may be exercised in part or in full. Pursuant to the April 2005 option grants, Charles Newman, Chairman, Chief Executive Officer and Executive President of Sonoma College, received an option to purchase 360,000 shares of common stock of Sonoma College; David Weaver, Chief Financial Officer of Sonoma College, received an option to purchase 360,000 shares of common stock of Sonoma College; Joseph Keats, Chief Operations Officer of Sonoma College, received an option to purchase 360,000 shares of common stock of Sonoma College; Harry Rosenthal, Director of Sonoma College, received an option to purchase 10,000 shares of common stock of Sonoma College; Michael Goldberg, Director of Sonoma College, received an option to purchase 10,000 shares of common stock of Sonoma College; and Cohen and Czarnik LLP, counsel to Sonoma College, received an option to purchase 500,000 shares of common stock of Sonoma College.


         With respect to 27 of the 30 issuances, Rule 701 provides the appropriate exemption. Rule 701 provides an exemption for issuances of securities to employees and consultants of companies that are not subject to the reporting requirements of the Securities Act of 1934. Generally, pursuant to Rule 701, the maximum amount of the exemption is $1,000,000.

         At the time of the issuances, Sonoma was not subject to the reporting requirements of the Securities Act of 1934, the issuances were to employees or consultants (the consultants are: (i) natural persons;
         (ii) the services provided by consultants were bona fide services; and
         (iii) the services provided by the consultants were not in connection with the offer or sale of securities in a capital-raising transaction, and did not directly or indirectly promote or maintain a market for the issuer's securities). In addition, the common stock underlying the options which if valued by the exercise price (Rule 701(d)(3)) does not exceed $1,000,000.

         With respect to the remaining 3 issuances, Sonoma has relied on Section 4(2) of the Securities Act of 1933 by reason that:

         No commissions were paid for the issuance of such security;

         The issuance of such security by sonoma college did not involve a "public offering";

         The purchaser of such security was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of securities to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since the option recipients agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering.").

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 8 of 11


         The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates Section 5 of the Securities Act of 1933.


         We do not believe that our issuance of these securities constitutes a violation of Section 5 of the Securities Act of 1933. However, if these issuances were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the options sold to these purchasers at their original purchase price (respectively), plus statutory interest from the date of purchase, for a period of one year following the date of the violation. As of the date of this registration statement, the fair value of these options determined using the Black-Scholes option-pricing model is $36,936. This amount has been restated from stockholders' deficit and is included as a component of the liability entitled Common stock and stock options subject to rescission, in the consolidated financial statements as of June 30, 2005.


         o In May 2005, Sonoma College entered into a consulting agreement with CEOCast, Inc. ("CEOCast") Pursuant to the Consulting Agreement, CEOCast will assist Sonoma College with its investor relations (including, assistance with its website, preparation of informational materials, strategic advice and other customary investor relations services). Sonoma College has paid CEOCast $10,000 which represents the first and last month's payment under the agreement, and has issued 200,000 shares of Sonoma College's fully-paid non-assessable restricted common stock. In addition, Sonoma College will pay to CEOCast $5,000 per month during the term of the agreement. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. On November 30, 2005, the Company became aware that on February 6, 1998, the Federal Reserve Board issued an Order of Prohibition against the current Chairman and President of CEOCast. As a result of this information, the Company has notified CEOCast that it will immediately terminate the original agreement ab initio, cancel the 200,000 common shares issued under the agreement, originally valued at $19,200, and seek recovery of any funds paid to CEOCast. The attached consolidated balance sheet as of June 30, 2005 has been restated to reflect the cancellation of these shares, and to reverse deferred consulting fees of $19,200, which had originally been included in the accompanying consolidated statement of stockholders' (deficit) equity.

         Sonoma has relied on Section 4(2) of the Securities Act of 1933. The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates Section 5 of the Securities Act of 1933.

         Sonoma College believes that these securities that were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by
         Section 4(2) by reason that:

         No commissions were paid for the issuance of such securities;

         The issuance of such securities by Sonoma College did not involve a "public offering";

         The purchaser of securities was a sophisticated and accredited investor;

         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 9 of 11


         Sonoma College did not undertake an offering in which we sold a high number of shares to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since it agreed to and received securities bearing a legend stating that such securities are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         o In July 2005, Sonoma College entered into a revolving credit line agreement with Wisse Enterprises LLC and executed a promissory note in favor of Wisse Enterprises LLC in an amount up to $500,000. The terms of the revolving credit line agreement and promissory note provide that Sonoma College may borrow up to $500,000 from Wisse Enterprises ($300,000 was borrowed by Sonoma College upon the execution of the agreements) at a rate of interest equal to LIBOR. Each draw down (borrowing) from the revolving credit line is due on the first anniversary of such draw down (borrowing). Any draws (borrowings) from the revolving credit line must be made within the first year of the revolving credit line agreement. Interest is payable to Wisse Enterprises monthly. Charles Newman, Chairman, Chief Executive Officer and Executive President of Sonoma College, personally guaranteed the obligations of Sonoma College pursuant to a guaranty agreement. In addition, pursuant to the revolving credit line agreement, Sonoma College issued 375,000 shares of common stock of Sonoma College to Wisse Enterprises and granted Wisse Enterprises an option to purchase 250,000 shares of common stock of Sonoma College at an exercise price of $0.50 per share. The option expires on the third anniversary of the revolving credit line agreement. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         Sonoma has relied on Section 4(2) of the Securities Act of 1933. The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates Section 5 of the Securities Act of 1933.

         Sonoma College believes that these securities that were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by
         Section 4(2) by reason that:

         No commissions were paid for the issuance of such securities;

         The issuance of such securities by Sonoma College did not involve a "public offering";


         The purchaser of such securities was a sophisticated and accredited investor;


         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of shares to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since it agreed to and received securities bearing a legend stating that such securities are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.").

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 10 of 11



         We do not believe that our issuance of these securities constitutes a violation of Section 5 of the Securities Act of 1933. However, if these issuances were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the shares and options sold to these purchasers at their original purchase price (respectively), plus statutory interest from the date of purchase, for a period of one year following the date of the violation. As of the date of this registration statement, the fair value of these shares and options is $55,552. This amount has been excluded from stockholders' (deficit) and is included as a component of the liability entitled Common Stock and Stock Options subject to Rescission, in the consolidated financial statements.

         o In October 2005, Sonoma College entered into a Convertible Promissory Note ("Note") agreement with a limited liability company, TLC, LLC for the amount of $100,000. The note bears interest at 7.5% per annum. Principal and accrued interest is due and payable in October 2006. At Sonoma's option, this Note and accrued interest thereon is convertible at any time prior to maturity into shares of Sonoma common stock at the conversion rate of $.20 per share. In addition, Sonoma granted TLC, LLC a non-qualified stock option to purchase 50,000 shares of its common stock at an exercise price of $0.50 per share. The option may be exercised at any time during its term, which expires in October 2008. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

         Sonoma has relied on Section 4(2) of the Securities Act of 1933. The exemption for issuances of securities provided by Section 4(2) does not allow for a "general solicitation". It has been held that the mere filing of a registration statement constitutes a "general solicitation" and thus any subsequent issuances of securities without a registration statement with respect to those securities violates Section 5 of the Securities Act of 1933.

         Sonoma College believes that these securities that were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by
         Section 4(2) by reason that:

         No commissions were paid for the issuance of such securities;

         The issuance of such securities by Sonoma College did not involve a "public offering";


         The purchaser of such securities was a sophisticated and accredited investor;


         The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

         Sonoma College did not undertake an offering in which we sold a high number of shares to a high number of investors; and

         In addition, the purchaser had the necessary investment intent as required by Section 4(2) since it agreed to and received securities bearing a legend stating that such securities are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.").

         We do not believe that our issuance of these securities constitutes a violation of Section 5 of the Securities Act of 1933. However, if these issuances were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the shares and options sold to these purchasers at their original purchase price (respectively), plus statutory interest from the date of purchase, for a period of one year following the date of the violation. As of the date of this registration statement, the fair value of these options is $3,000. This amount will be included as a component of the liability entitled Common Stock and Stock Options subject to Rescission, in the financial statements for the quarterly period.

Mr. David Link
Mr. S. Thomas Kluck II
Securities and Exchange Commission
January 11, 2006
Page 11 of 11



         With respect to any sales of securities of Sonoma College that were made while this Registration Statement has been pending, Sonoma College does not consider that the mere filing of this Registration Statement constituted a "general solicitation". Sonoma College has never prepared or distributed preliminary prospectuses based on this Registration Statement, nor has it undertaken any selling activities whatsoever relating to the Registration Statement. Each of the purchasers with respect to such sales is a sophisticated and accredited investor, with prior relationships with Sonoma College or its officers or directors, and the Registration Statement had little or no impact on their decision to invest."

         We would very much appreciate your prompt review of our responses as set forth above. As we discussed with Mr. Kluck, following your review of the foregoing, we would like to discuss our responses in order to make certain of your satisfaction. It is our understanding that following your satisfaction with our responses, we will file Amendment No. 8 and immediately request acceleration pursuant to Rules 460 and 461 pending verification of the acceptable revisions. If you have any comment or require any additional information, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.



                                             With kind regards,





cc:      Mr. Charles D. Newman, President
         Sonoma College, Inc.
         1304 South Point Blvd., Suite 280
         Petaluma, CA 94954